UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                             to                              .

Commission file number 1-13941

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aaron’s, Inc. Employees Retirement Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aaron’s, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, GA 30305-2377

Aaron’s, Inc. Employees Retirement Plan and Trust
Audited Financial Statements and Supplemental Schedules
Years Ended December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee
Aaron’s, Inc. Employees Retirement Plan and Trust
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Aaron’s, Inc. Employees Retirement Plan and Trust (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
As discussed in Note 2 to the financial statements, in 2015 the Plan early adopted the new accounting guidance in Accounting Standards Update (ASU) 2015-12 and it has been retrospectively applied to the 2014 period presented. Our opinion is not modified with respect to this matter.

As discussed in Note 4 to the financial statements, the Plan Sponsor has begun the process of preparing a Voluntary Correction Program submission with the Internal Revenue Service to correct operational errors identified by the Plan Sponsor. Our opinion is not modified with respect to this matter.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Windham Brannon, P.C.
Atlanta, Georgia
June 24, 2016

Aaron’s, Inc. Employees Retirement Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Cash	$715,253	$—

Investments, at Fair Value:
Mutual Funds	47,829,052	47,671,440
Common Stock	5,913,647	8,701,015
Interest Bearing Cash	6,184,847	—
Total Investments	59,927,546	56,372,455

Receivables:
Participant Contributions	—	22,068
Employer Contributions	—	12,139
Notes Receivable From Participants	2,752,629	2,367,526
Total Receivables	2,752,629	2,401,733

Net Assets Available for Benefits	$63,395,428	$58,774,188

See accompanying notes to the financial statements.

Aaron’s, Inc. Employees Retirement Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2015	2014
Additions:
Investment Income:
Net (Depreciation) Appreciation in Fair Value of Investments	$(5,477,205)	$707,057
Interest and Dividends	2,213,689	2,291,689
Dividends on Common Stock	25,167	24,387
Total Investment (Loss) Income	(3,238,349)	3,023,133

Interest Income on Notes Receivable from Participants	102,911	80,959

Contributions:
Employer, Net of Forfeitures	4,539,876	4,046,055
Participants	8,453,153	7,261,201
Rollovers	1,415,283	1,233,208
Total Contributions	14,408,312	12,540,464

Total Additions	11,272,874	15,644,556

Deductions:
Benefits Paid to Participants	6,625,929	5,424,215
Administrative Expenses	25,705	13,619
Total Deductions	6,651,634	5,437,834

Net Increase	4,621,240	10,206,722

Net Assets Available for Benefits:
Beginning of Year	58,774,188	48,567,466
End of Year	$63,395,428	$58,774,188

See accompanying notes to the financial statements.

Aaron’s, Inc. Employees Retirement Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

1. Description of the Plan
The following description of the Aaron’s, Inc. Employees Retirement Plan and Trust (the "Plan") is provided for general information purposes only. More complete information regarding the Plan may be found in the Plan document, which is available to all participants upon request.
General
The Plan is a defined contribution plan covering all employees of Aaron’s, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by the Employee Benefits Committee (the "Committee") appointed by the Board of Directors of the Company.
Effective January 1, 2015, the Plan was amended to (1) change the definition of permanent and total disability; (2) add a statute of limitations and a forum selection provision relating to civil actions for benefits under the Plan; and (3) limit elective deferrals and non-tax-deductible voluntary contributions to 75% of annual compensation. These amendments had no effect on the Plan’s net assets.
Effective December 19, 2015, the Charles Schwab Trust Company replaced SunTrust Bank and became the Trustee for the Plan, with Milliman, Inc. serving as the Plan record keeper.
Contributions
Participation in the Plan is voluntary. Participants may make before-tax, Roth and/or after-tax contributions up to 75% for the year ended December 31, 2015, and 100% for the year ended December 31, 2014, of their annual compensation, as defined in the Plan document, in the form of a salary deferral, pursuant to Section 401(k) of the Internal Revenue Code (the "Code"). In 2015 total participant contributions were generally limited to $18,000. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $6,000 in 2015. The Company matches, after attainment of age 21 and one year of service with 1,000 hours of service, 100% of the first 3% and 50% of the next 2% of the elective salary deferral of annual compensation that a participant contributes to the Plan.
Participant Accounts
Individual accounts are maintained for each participant. Participants direct their contributions into various investment options offered by the Plan and can change their options on a daily basis. The Company currently offers eighteen mutual funds, the Company’s common stock via the Aaron’s, Inc. Common Stock Fund, and one money market deposit account as investment options for participants. Each participant’s account is credited with the participant’s contribution, rollovers, the Company’s contribution and earnings on the investments in their accounts and charged with specific transaction fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and earnings thereon. Effective January 1, 2013, the Plan was amended to allow for immediate vesting of the Company's matching contributions and earnings thereon made on or after January 1, 2013. Company matching contributions made prior to January 1, 2013 continue to vest at the prior vesting schedule rates of 20% after two years of service and 20% per year thereafter until the participant is fully vested.
Forfeitures
At the discretion of the Company, forfeitures may reduce the matching contribution required for the current Plan year or may be allocated to participants’ accounts pro rata based on compensation. For the years ended December 31, 2015 and 2014, the Company elected to reduce its matching contribution by forfeitures of $68,474 and $28,664, respectively. Unallocated forfeiture account balances totaled $10,203 and $13,870 as of December 31, 2015 and 2014, respectively.
Notes Receivable from Participants
Participants may borrow from their vested balances in the Plan a minimum of $1,000 and up to a maximum equal to 50% of their vested account balance or $50,000, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms can range from one to five years, or 15 years if used for the purchase of a residence. Maturities at December 31, 2015 ranged from one to 15 years. The loans are secured by the vested balance in the participant's account and bear interest at the Prime Rate plus 1%. Interest rates on outstanding loans as of December 31, 2015 ranged from 4.25% to 4.50%. The interest rate on outstanding loans as of December 31, 2014 was 4.25%. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.
Payment of Benefits
A participant’s total account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate financial need and who meet one of the specific circumstances defined in the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and before requesting a hardship withdrawal, all requirements must be met in order for a request to be approved.

Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from the financial statements. Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in the net (depreciation) appreciation in fair value of investments. Many of the investment funds provide for a revenue sharing arrangement with the Plan in which fund expenses are credited to the Plan to pay for certain administrative expenses, such as record keeping and investment advisory fees.
Company Stock Fund
The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Fund are reinvested in Company common stock.
The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 25% of their contributions in the Company Stock Fund. No more than 25% of future contributions may be directed into the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 25% of the participant’s total account balance being invested in the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants also have the opportunity to direct the trustee whether they wish to participate in a tender or exchange offer.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants would become 100% vested. The Plan’s assets would be distributable to the participants in accordance with the respective values of their accounts.

2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Refer to Note 3 for further discussion of fair value measurements.
Purchases and sales of common stock are recorded on a trade-date basis. Interest income is recorded as earned. Dividends on common stock are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is received. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.

Recent Accounting Pronouncements
Adopted
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient ("ASU 2015-12"), which simplifies the required disclosures related to employee benefit plans. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to (1) disclose individual investments that represent five percent or more of net assets available for benefits and (2) present the disaggregated net appreciation or depreciation for investments by general type. Further, Part II requires plans to disaggregate investments that are measured using fair value only by general type, either on the face of the financial statements or in the notes. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and III are not applicable to the Plan. Management of the Plan elected to early adopt Part II and applied the provisions retrospectively, which did not have a material impact on the Plan's statement of net assets or statement of changes in net assets for both periods presented.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$47,829,052	$—	$—	$47,829,052
Common Stock	5,913,647	—	—	5,913,647
Interest Bearing Cash	6,184,847	—	—	6,184,847
Total Assets at Fair Value	$59,927,546	$—	$—	$59,927,546

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual Funds	$47,671,440	$—	$—	$47,671,440
Common Stock	8,701,015	—	—	8,701,015
Total Assets at Fair Value	$56,372,455	$—	$—	$56,372,455

4. Income Tax Status
The Plan received a determination letter from the IRS dated September 28, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan continues to be qualified and that the related trust is tax-exempt.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.
The Company is in the process of preparing a Voluntary Correction Program (“VCP”) submission with the Internal Revenue Service, which details operational failures identified by the Plan Sponsor related to how certain contribution and vesting activities were processed and the Company's plan for correcting these matters. The Plan administrator and counsel for the Plan believe that these failures and the VCP application will not impact the tax qualification of the Plan and that the Plan continues to maintain tax qualified status under the applicable sections of the Code. The Plan administrator believes that the final outcome of the VCP will not have a material effect on the Plan’s financial statements.
5. Transactions With Parties-in-Interest
The Plan’s investments during the 2015 and 2014 in the SunTrust Bank FDIC Insured Account and the Schwab Bank Saving Fund are managed by SunTrust Bank and the Charles Schwab Trust Company, respectively. SunTrust Bank was the Plan’s Trustee through December 18, 2015. Effective December 19, 2015, the Charles Schwab Trust Company is the Plan's Trustee. Therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
The Plan held 264,120 and 284,625 shares of Company common stock valued at $5,913,647 and $8,701,015 at December 31, 2015 and 2014, respectively. The Plan received $25,167 and $24,387 in common stock dividends from the Company in 2015 and 2014, respectively. The Plan also issues loans to participants (refer to Note 1 for further discussion). These transactions also qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, currency, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Subsequent Events
Effective January 1, 2016, the Plan was amended and restated, which included renaming it as the Aaron's, Inc. Employees Retirement Plan. The amended and restated plan is intended to be a continuation of the Plan previously in effect. The amendments will have no effect on the Plan’s net assets.
The Plan received an updated determination letter from the IRS dated June 6, 2016, which stated that the Plan, as amended and restated, continues to be qualified under Section 401(a) of the Code.

Aaron’s, Inc. Employees Retirement Plan and Trust
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN #58-0687630 Plan #001
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	Aaron’s, Inc. Common Stock Fund	Common Stock	$5,913,647
	BlackRock Inflation Protection Bond A	Mutual Fund	797,586
	Wells Fargo Adv Prem Large Co Growth A	Mutual Fund	7,173,413
	Goldman Sachs Growth Opportunities A	Mutual Fund	5,201,610
	Goldman Sachs Mid Cap Value A	Mutual Fund	3,485,081
	MFS Research International R3 Fund	Mutual Fund	3,490,568
	MFS Massachusetts Investors Tr R3	Mutual Fund	1,538,535
	J P Morgan Equity Income A	Mutual Fund	7,063,349
	Federated Total Return Bond Svc	Mutual Fund	2,647,125
	Vanguard Total Bond Market Index Admiral	Mutual Fund	128,443
	Vanguard 500 Index Fund - Admiral	Mutual Fund	1,392,918
	Vanguard Target Retirement 2050 Inv	Mutual Fund	497,891
	Vanguard Target Retirement 2040 Inv	Mutual Fund	813,028
	Vanguard Mid Cap Index Adm	Mutual Fund	901,879
	Vanguard Small Cap Index Fund - Admiral	Mutual Fund	5,745,393
	Vanguard Target Retirement 2030 Inv	Mutual Fund	656,370
	Vanguard Target Retirement Income Inv	Mutual Fund	5,880,868
	Vanguard Target Retirement 2020 Inv	Mutual Fund	252,929
	Vanguard Target Retirement 2015 Inv	Mutual Fund	162,066
*	Schwab Bank Savings Fund	Money Market Deposit Account	6,184,847
*	Participant loans	Interest rates ranged from 4.25% to 4.5%	2,752,629
			$62,680,175

*	Party-in-Interest

Note:	Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron’s, Inc. Employees
Retirement Plan and Trust

Date:	June 24, 2016	/s/ James L. Cates
Name: James L. Cates
Title: Chairman Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description	Page
23.1	Consent of Windham Brannon, P.C.	15